KATE A. MCGRATH

PROFESSIONAL SUMMARY: Quality-focused artist committed to approaching even administrative tasks with tenacity, passion and attention to detail.

SKILLS: Microsoft Excel, Microsoft Word, Letter and Business Writing, Contemporary Art and Mid-Century Design Understanding, Professional Phone Etiquette, 70 WPM Typing Speed, Articulate and Well Spoken, Pleasant Demeanor, Team Builder
Actor, Screenwriter, Producer, Basic Drummer, Mezzo Soprano

EXPERIENCE:

Art and Design Coordinator to Aby Rosen (President)
RFR HOLDING LLC / LEVER HOUSE ART COLLECTION
Feb 2002 – July 2020

- Organized extensive documentation of art and fine design purchases and sales for Mr. Rosen and the Lever House Art Collection
- Coordinated the schedules of intricate installations for the Lever House Art Collection as well as Mr. Rosen's home and offices.
- Conducted private and corporate art tours for museums and curators at Mr. Rosen's residences, luxury and office buildings in New York City.
- Collected and documented art and fine design portfolios for Mr. Rosen and several RFR executive collectors as well as the Lever House Art Collection for insurance and record keeping purposes.
- Managed all art and design portfolios from 2004-Current, including inventory for sales, consignments and repairs.
- Created invoices, consignment and loan documents.
- Assisted Mr. Rosen's personal assistant in various home or office needs.

Business Director / Executive Board Member
FEENIX FILMS, LLC
Nov 2008 – Current

- Drafted and continue to oversee circulation of legal documents, including non-disclosure agreements and hold harmless agreements to protect artists within the film company.
- Co-produced award-winning film *Clandestine*, winner of 49th Annual WorldFest-Houston Gold Remi for Crime Drama.
- Co-produced award-nominated films *DEALeR* and *Nicky Newark*.
- Winner of FlipSideTV's "Most Watched of the Fest" and "Audience Choice" Awards as Producer of *DEALeR* in 2012.
- Officially Selected producer of film festivals all over the US since 2010.
- Interface with college students studying for acting, producing, screenwriting and directing in weekend-long educational programs (SUNY Oswego, Champlain College).
- Produced and wrote commercial copy for Upper East Side jewelry designer introduction video.

Sales Specialist / Keyholder
VICTORIA'S SECRET, LAKE GROVE, NEW YORK
July 2001 – Feb 2002

- Nationally Certified Bra Specialist with the Limited Corporation.
- Assisted with floor fittings and sales for new and returning clients.
- Maintained and organized floor supply while suporting managers effectively at all times.
- Provided cash wrap in a friendly but efficient manner for all customer transactions.

Box Office Intern
KING'S HEAD THEATRE & PUB, ISLINGTON, UNITED KINGDOM
June 2001 – Aug 2001

- Read and summarized new works for consideration by King's Head administration for matinee production.
- Organized fundraising events.
- Circulated PR and posters for their production of Pageant, starring Lionel Blair.
- Planned and coordinated logistics and materials for meetings and staff.
- Answered and quickly redirected public, private and agent calls for artistic director Dan Crawford and staff.
- Managed office supplies, organization and upkeep.
- Helped distribute employee notices and mail around the office.

Peer Education Actor and Playwright
MELODRAMATICS PEER THEATRE, LIFESTYLES CENTER, SUNY OSWEGO
May 2000 – Aug 2001

- Wrote, produced and starred in a series of one-act shows with content including violence prevention, sexual assault, alcohol and other drugs to inform incoming freshman and families of on-campus issues for Freshman Orientation and their first week of school.
- Hosted roundtable discussions with approximately 25 students after each show to further discuss New York State laws on underage drinking, drunk driving, date rape drugs, abuse in relationships, personal empowerment and the importance of education.
- Responded to all parental and student inquiries and concerns regarding these important matters.
- Made in-roads with student body as well as fell administrators and professors.
- Team built with fellow peer educators through outdoor activities in upstate outdoor parks, including tree climbing, hiking and other physical activities.

EDUCATION:

State University of New York, Oswego
CLASS OF 2001, Bachelor of Science
Business Administration / Accounting Concentration

- Minor in Theatre Arts

- Graduated Cum Laude, 3.8 GPA
- Dean’s List
- President’s List
- Member of Omicron Delta Kappa Honor Society
- Member of Alpha Psi Omega National Theatre Honor Society
- Winner of LifeStyles Peer Education “*Continuing to Make A Difference*”, “*Rising Star*” and “*Whatever It Takes*” Awards

REFERENCES: *Available upon request*